Filed pursuant to Rule 433

Registration No. 333-222648

March 22, 2018

Assurant, Inc.

$400,000,000 7.000% SUBORDINATED NOTES DUE 2048

Issuer:	Assurant, Inc.
Expected Ratings/Outlook*:	Ba1 (Moody’s) / BB+ (S&P)
Securities:	7.000% Fixed-to-Floating Rate Subordinated Notes due 2048 (the “Subordinated Notes”)
Format:	SEC Registered
Trade Date:	March 22, 2018
Settlement Date:	March 27, 2018 (T+3)
Maturity Date:	March 27, 2048
Aggregate Principal Amount:	$400,000,000
Price to Public:	100.000%
Underwriting Discount:	1.250%
Net Proceeds to Issuer:	$395,000,000
Interest Rate and Interest Payment Dates during Fixed-Rate Period:	7.000%, accruing from and including March 27, 2018 to but excluding March 27, 2028, payable semi-annually in arrears on each March 27 and September 27, beginning on September 27, 2018 and ending March 27, 2028.
Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 4.135%, accruing from and including March 27, 2028, payable quarterly in arrears on each March 27, June 27, September 27 and December 27, beginning on June 27, 2028.
Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after March 27, 2028 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.
Redemption after the Occurrence of a Tax Event, Rating Agency Event or	Redeemable in whole, but not in part, at any time prior to March 27, 2028, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a

Regulatory Capital Event:	“regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.
Special Mandatory Redemption:	At 101%, if the Issuer does not complete the TWG Holdings Limited (“TWG”) acquisition on or before December 17, 2018, or if the TWG merger agreement is terminated or the Issuer determines in their reasonable judgment that the TWG acquisition will not occur the prior to such date.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period
Payment Business Days:	New York
CUSIP Number:	04621X AK4
ISIN Number:	US04621XAK46
Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Co-Managers:	KeyBanc Capital Markets Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc. Goldman Sachs & Co. LLC Barclays Capital Inc. Lloyds Securities Inc. HSBC Securities (USA) Inc.

*Note: Expected rating is as of the close of the contemplated TWG Acquisition and may differ from the rating as of the Settlement Date. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk, or by calling at (212) 834-4533; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by emailing wfscustomerservice@wellsfargo.com or by calling at (800) 645-3751.